Free Writing Prospectus (To the Prospectus dated September 21, 2005 and Prospectus Supplement dated November 1, 2006)	Filed Pursuant to Rule 433 Registration No. 333-126811 August 17, 2007

$ Annual Review Notes due September 9, 2010 Linked to the S&P 500® Index Medium-Term Notes, Series A

General

•

The Notes are designed for investors who seek early exit prior to maturity at a premium if the S&P 500® Index is at or above the applicable call level on any of the three annual review dates. If the Notes are not called, investors are protected at maturity against up to a 10% decline of the Index on the final review date but will lose some or all of their principal if the Index declines by more than 10%. Investors in the Notes should be willing to accept this risk of loss, and be willing to forgo interest and dividend payments, in exchange for the opportunity to receive a premium payment if the Notes are called.

•	The first review date, and therefore the earliest call date, is September 4, 2008.

•	Senior unsecured obligations of Barclays Bank PLC maturing September 9, 2010†.

•	Minimum denominations of $50,000 and integral multiples of $1,000 in excess thereof.

•	The Notes are expected to price on or about August 24, 2007 and are expected to settle on or about August 29, 2007.

Key Terms	Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC (Rated AA/Aa1/AA+‡)

Reference Asset:	S&P 500® Index (the “Index”) (Bloomberg ticker symbol “SPX <Index>”)

Automatic Call:	On any review date, if the Index closing level is greater than or equal to the applicable call level, the Notes will be automatically called for a cash payment per Note that will vary depending on the applicable review date and call premium.

Call Levels:	First review date 90% of the initial level
Second review date 100% of the initial level
Final review date 100% of the initial level

Call Price:

For every $1,000 principal amount Note, you will receive one payment of $1,000 plus a call premium calculated as follows:

•      at least 11.45%* x $1,000 if called on the first review date

•      at least 22.90%* x $1,000 if called on the second review date

•      at least 34.35%* x $1,000 if called on the final review date

_________

*  The actual percentage applicable to the first, second and final review dates will be determined on the pricing date but will not be less than 11.45%, 22.90% and 34.35%, respectively.

Payment at Maturity:

If the Notes are not called and a mandatory redemption is not triggered, your principal is protected at maturity against up to a 10% decline of the Index. If the final level has declined by up to 10% from the initial level, you will receive the principal amount of your Notes at maturity. If the final level declines by more than 10%, you will lose 1.1111% of the principal amount of your Notes for every 1% that the Index declines beyond 10% and your payment per $1,000 principal amount Note will be calculated as follows:

$1,000 + [$1,000 x (Index Return + 10%) x 1.1111]

Assuming the Notes are not called, you will lose some or all of your investment at maturity if the index return reflects a decline of more than 10%.

Buffer Percentage:	10%

Downside Leverage Factor:	1.1111

Index Return:	The performance of the Index from the initial level to the final level, calculated as follows: Final Level – Initial Level Initial Level

Initial Level:	, the Index closing level on the pricing date.

Final Level:	The Index closing level on the final review date.

Review Dates:	September 4, 2008† (first review date), September 3, 2009† (second review date) and September 3, 2010† (final review date)

Maturity Date:	September 9, 2010†

Business Day Convention:	Modified following

Calculation Agent:	Barclays Bank PLC

Settlement:	DTC; global notes

CUSIP/ISIN:	06738G QD5 and US06738GQD50

†

Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Indices—Market Disruption Events for Notes with the Reference Asset Comprised of an Index or Indices” and “Certain Features of the Notes—Autocallable Notes” in the prospectus supplement.

‡

The Notes are expected to carry the same rating as the Medium-Term Notes Program, Series A, which is rated AA/Aa1/AA+ by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc, Moody’s Investor Services, Inc. and Fitch Ratings Ltd. respectively. The rating reflects the creditworthiness of Barclays Bank PLC and is subject to downward revision or withdrawal at any time by the assigning rating organization. The rating (1) does not take into account market risk or the performance of the investment, and (2) is not a recommendation to buy, sell or hold securities.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-3 of the prospectus supplement and “ Selected Risk Considerations” beginning on page FWP-4 of this free writing prospectus.

	Price to Public[1]	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	%	%
Total	$	$	$

[1]

The price to the public for any single purchase by an investor in certain trust accounts, who is not being charged the full selling concession or fee by other dealers, of approximately     %, is     %. The price to the public for all other purchases of Notes is 100%.

The Notes are not bank deposits and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan Placement Agent

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated September 21, 2005 and the prospectus supplement dated November 1, 2006, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

You may revoke your offer to purchase the Notes at any time prior to the pricing date as described on the cover of this free writing prospectus. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated September 21, 2005, as supplemented by the prospectus supplement dated November 1, 2006 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated November 1, 2006 and prospectus dated September 21, 2005:

http://www.sec.gov/Archives/edgar/data/312070/000119312506219780/d424b2.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

Hypothetical Examples of Amounts Payable Upon Automatic Call or at Maturity

The following table illustrates the hypothetical simple total return (i.e., not compounded) on the Notes that could be realized on the applicable review date for a range of movements in the Index as shown under the column “Index Appreciation/Depreciation at Review Date.” The following table assumes a hypothetical initial level of 1,406.70, which results in a call level of 1,266.03 for the first review date and of 1,406.70 for the second and final review dates. The table assumes that the percentages used to calculate the call price applicable to the first, second and final review dates are 11.45%, 22.90% and 34.35%, respectively, regardless of the appreciation of the Index, which may be significant; the actual percentages will be determined on the pricing date. There will be only one payment on the Notes whether called or at maturity. An entry of “N/A” indicates that the Notes would not be called on the applicable review date and no payment would be made for such date. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes.

Level of Index at Review Date	Index Appreciation/ Depreciation at Review Date	Total Return at First Review Date	Total Return at Second Review Date	Total Return at Final Review Date
2,532.06	80%	11.45%	22.90%	34.35%
2,391.39	70%	11.45%	22.90%	34.35%
2,250.72	60%	11.45%	22.90%	34.35%
2,110.05	50%	11.45%	22.90%	34.35%
1,969.38	40%	11.45%	22.90%	34.35%
1,828.71	30%	11.45%	22.90%	34.35%
1,688.04	20%	11.45%	22.90%	34.35%
1,547.37	10%	11.45%	22.90%	34.35%
1,477.04	5%	11.45%	22.90%	34.35%
1,406.70	0%	11.45%	22.90%	34.35%

FWP–2

Level of Index at Review Date	Index Appreciation/ Depreciation at Review Date	Total Return at First Review Date	Total Return at Second Review Date	Total Return at Final Review Date
1,378.57	-2%	11.45%	N/A	0.00%
1,336.37	-5%	11.45%	N/A	0.00%
1,266.03	-10%	11.45%	N/A	0.00%
1,125.36	-20%	N/A	N/A	-11.11%
984.69	-30%	N/A	N/A	-22.22%
844.02	-40%	N/A	N/A	-33.33%
703.35	-50%	N/A	N/A	-44.44%
562.68	-60%	N/A	N/A	-55.56%
422.01	-70%	N/A	N/A	-66.67%
281.34	-80%	N/A	N/A	-77.78%
140.67	-90%	N/A	N/A	-88.89%
0.00	-100%	N/A	N/A	-100.00%

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from the initial level of 1,406.70 to an Index closing level of 1,477.04 on the first review date.

Because the Index closing level on the first review date of 1,477.04 is greater than the call level of 1,266.03, the Notes are automatically called, and the investor receives a single payment of $1,114.50 per $1,000 principal amount Note.

Example 2: The level of the Index decreases from the initial level of 1,406.70 to an Index closing level of 1,125.36 on the first review date, 1,266.03 on the second review date and 1,336.37 on the final review date.

Because (a) the Index closing level on the first review date of 1,125.36 is less than the corresponding call level of 1,266.03, (b) the Index closing level on each of the other review dates (1,266.03 and 1,336.37) is less than the corresponding call level of 1,406.70 and (c) the final level has not declined by more than 10% from the initial level, the Notes are not called and the payment at maturity is the principal amount of $1,000 per $1,000 principal amount Note.

Example 3: The level of the Index decreases from the initial level of 1,406.70 to an Index closing level of 1,125.36 on the first review date, 1,266.03 on the second review date and 984.69 on the final review date.

Because (a) the Index closing level on the first review date of 1,125.36 is less than the corresponding call level of 1,266.03, (b) the Index closing level on each of the other review dates (1,266.03 and 984.69) is less than the corresponding call level of 1,406.70 and (c) the final level is more than 10% below the initial level, the Notes are not called and the investor will receive a payment that is less than the principal amount calculated as follows for each $1,000 principal amount Note:

$1,000 + [$1,000 x (-30% + 10%) x 1.1111] = $777.78

Selected Purchase Considerations

•

Appreciation Potential—If the Index closing level is greater than or equal to the applicable call level on a review date, your investment will yield a payment per Note of $1,000 plus: (i) at least 11.45%* x $1,000 if called on the first review date; (ii) at least 22.90%* x $1,000 if called on the second review date; or (iii) at least 34.35%* x $1,000 if called on the final review date. Because the Notes are our senior unsecured obligations, payment of any amount if called or at maturity is subject to our ability to pay our obligations as they become due.

*	The actual percentage applicable to the review dates above will be determined on the pricing date but will not be less than 11.45%, 22.90% and 34.35%, respectively.

•

Potential Early Exit with Appreciation as a Result of Automatic Call Feature—While the original term of the Notes is just over three years, the Notes will be called before maturity if the Index closing level is at or above the applicable call level on a review date and you will be entitled to the applicable premium payment set forth on the cover of this free writing prospectus.

•

Limited Protection Against Loss—If the Notes are not called and the final level declines by no more than 10% as compared to the initial level, you will be entitled to receive the full principal amount of your Notes at maturity. If the final level declines by more than 10%, for every 1% that the Index has declined below 10% you will lose an amount equal to 1.1111% of the principal amount of your Notes.

•

Potential for Early Exit and 11.45% Return in Year One, Even If the Index Return is Negative on the First Date—The call level for the first review date is set at 90% of the initial level. Accordingly, you will receive a payment of $1,114.50 per $1,000 principal amount Note after the first review date, even if the Index closing level on the first review date reflects a decline of up to 10% from its respective initial level.

•

Diversification Among U.S. Equities of the S&P 500® Index—The return on the Notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under “Description of the Reference Asset” in this free writing prospectus.

FWP–3

•

Certain U.S. Federal Income Tax Considerations—The following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes. We intend to treat the Notes as prepaid forward contracts or other executory contracts subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. Pursuant to the terms of the Notes, each Holder agrees to treat the Notes consistent with this treatment for all U.S. federal income tax purposes.

This free writing prospectus has not been reviewed by our special tax counsel, Cadwalader, Wickersham & Taft LLP, and the sale of the Notes to you is subject to delivery by them of an opinion to the effect that our intended treatment of the Notes is reasonable. If our special tax counsel is unable to deliver this opinion, the offering of the Notes will be terminated.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement.

•

Your Investment in the Notes May Result in a Loss—If the Notes are not called and the final level declines by more than 10% compared to the initial level, you will lose 1.1111% of your principal amount for every 1% decline in the final level compared to the initial level beyond the 10% buffer percentage.

•

Limited Return on the Notes—Your potential gain on the Notes will be limited to the call premium applicable for a review date, as set forth on the cover of this free writing prospectus, regardless of the appreciation in the Index, which may be significant. Because the Index closing level at various times during the term of the Notes could be higher than on the review dates and at maturity, you may receive a lower payment if called or at maturity, as the case may be, than you would have if you had invested directly in the Index.

•

No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;

•	the time to maturity of the Notes;

•	the dividend rate on the common stocks underlying the Index;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•

The Offering of the Notes May Be Terminated—The sale of the Notes is subject to delivery by our special tax counsel of an opinion regarding the tax treatment of the Notes as described under “Selected Purchase Considerations—Certain U.S. Federal Income Tax Considerations” above. If our special tax counsel is unable to deliver this opinion, the offering of the Notes may be terminated.

FWP–4

Description of the Reference Asset

We have derived all information contained in this free writing prospectus regarding the S&P 500® Index (the “S&P 500 Index”), including, without limitation, its make up, its method of calculation and changes in its components and its historical closing values, from publicly available information. Such information reflects the policies of, and is subject to change by, Standard & Poor’s, a division of The McGraw Hill Companies, Inc. (“S&P”). The S&P 500 Index is calculated, maintained and published by S&P. The S&P 500 Index is reported by Bloomberg under the ticker symbol “SPX <Index>“.

The S&P 500 Index is intended to provide an indication of the pattern of stock price movement. The daily calculation of the level of the S&P 500 Index, discussed below in further detail, is based on the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.

Composition of the S&P 500 Index

S&P chooses companies for inclusion in the S&P 500 Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of its database, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P for new additions include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market value of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market price and trading activity of the common stock of that company. The ten main groups of companies that comprise the S&P 500 Index include: Consumer Discretionary, Consumer Staples, Energy, Financials, Health Care, Industrials, Information Technology, Materials, Telecommunication Services and Utilities. S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500 Index to achieve the objectives stated above.

The S&P 500 Index does not reflect the payment of dividends on the stocks included in the S&P 500 Index. Because of this the return on the Notes will not be the same as the return you would receive if you were to purchase those stocks and hold them for a period equal to the term of the Notes.

Computation of the S&P 500 Index

As of September 16, 2005, S&P has used a full float-adjusted formula to calculate the S&P 500 Index. With a float-adjusted index, the share counts used in calculating the S&P 500 Index will reflect only those shares that are available to investors, not all of a company’s outstanding shares.

The float-adjusted S&P 500 Index is calculated as the quotient of (1) the sum of the products of (a) the price of each common stock, (b) the total shares outstanding of each common stock and (c) the investable weight factor and (2) the index divisor.

The investable weight factor is calculated by dividing (1) the available float shares by (2) the total shares outstanding. Available float shares reflect float adjustments made to the total shares outstanding. Float adjustments seek to distinguish strategic shareholders (whose holdings depend on concerns such as maintaining control rather than the economic fortunes of the company) from those holders whose investments depend on the stock’s price and their evaluation of the company’s future prospects. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

•	holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

•	holdings by government entities, including all levels of government in the United States or foreign countries; and

•

holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

In cases where holdings in a group as described above exceeds 10% of the outstanding shares of a company, the holdings of that group are excluded from the float-adjusted count of shares to be used in the S&P 500 Index’s calculation. In addition, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. Shares held by mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a United States company traded in Canada as “exchangeable shares,” shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are, however, considered part of the float.

Changes in a company’s shares outstanding of 5.0% or more due to mergers, acquisitions, public offerings, private placements, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. All other changes of 5.0% or more (due to, for example, company stock repurchases, redemptions, exercise of options, warrants, subscription rights, conversion of preferred stock, notes, debt, equity participation units, or other recapitalizations) are made weekly and are announced on Tuesday for implementation after the close of trading on Wednesday. Changes of less than 5.0% are accumulated and made quarterly on the third Friday of March,

FWP–5

June, September, and December, and are usually announced two days prior. Corporate actions such as stock splits, stock dividends, spinoffs and rights offerings are generally applied on the close of trading on the day after the ex-date. Changes in investable weight factors of more than ten percentage points caused by corporate actions (such as merger and acquisition activity, restructurings, or spinoffs) will be made as soon as reasonably possible. Other changes in investable weight factors will be made annually, in September when investable weight factors are reviewed.

As discussed above, the value of the S&P 500 Index is the quotient of (1) the total float-adjusted market capitalization of the S&P 500 Index’s constituents (i.e., the sum of the products of (a) the price of each common stock, (b) the total shares outstanding of each common stock and (c) the investable weight factor) and (2) the index divisor. Continuity in index values is maintained by adjusting the divisor for all changes in the constituents’ share capital after the base date, which is the period from 1941 to 1943. This includes additions and deletions to the index, rights issues, share buybacks and issuances, and spinoffs. The index divisor’s time series is, in effect, a chronological summary of all changes affecting the base capital of the S&P 500 Index since the base date. The index divisor is adjusted such that the index value at an instant just prior to a change in base capital equals the index value at an instant immediately following that change. Some corporate actions, like stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the S&P 500 Index and do not require adjustments to the index divisor.

Additional information on the S&P 500 Index is available on the following website: http://www.standardandpoors.com.

License Agreement

We have entered into a non-exclusive license agreement with S&P whereby we, in exchange for a fee, are permitted to use the S&P 500 Index in connection with certain securities, including the Notes. We are not affiliated with S&P; the only relationship between S&P and us is any licensing of the use of S&P’s indices and trademarks relating to them.

The license agreement between S&P and Barclays Bank PLC provides that the following disclaimer must be set forth herein:

The Notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s, a division of McGraw Hill Companies, Inc. (“S&P”). S&P makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly, or the ability of the S&P 500® Index (the “S&P 500 Index”) to track general stock market performance. S&P’s only relationship to Barclays Bank PLC is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index which is determined, composed and calculated by S&P without regard to Barclays Bank PLC or the Notes. S&P has no obligation to take the needs of Barclays Bank PLC or the owners of the Notes into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY BARCLAYS BANK PLC, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

“Standard & Poor’s®”, “S&P®”, “S&P 500®” and “500” are trademarks of The McGraw-Hill Companies, Inc., and have been licensed for use by Barclays Bank PLC. The Notes are not sponsored, endorsed, sold or promoted by S&P and S&P makes no representation regarding the advisability of investing in the Notes.

Historical Information

The following graph sets forth the historical performance of the Index based on the daily Index closing level from January 7, 2002 through August 15, 2007. The Index closing level on August 15, 2007 was 1,406.70.

We obtained the Index closing levels below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any of the review dates. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

FWP–6

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and JPMorgan Securities Inc. will act as placement agents for the Notes and will receive a fee from the Company that would not exceed $20.00 per $1,000 principal amount Note.

Program Credit Rating

The Notes are issued under the Medium-Term Notes Program, Series A (the “Program”). The Notes are expected to carry the rating of the Program, which is rated AA by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc (“S&P”), Aa1 by Moody’s Investor Services, Inc. (“Moody’s”) and AA+ by Fitch Ratings Ltd. An AA rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations arising from the Program is very strong. An Aa1 rating by Moody’s indicates that the Program is currently judged by Moody’s to be an obligation of high quality and is subject to very low credit risk. An AA+ rating from Fitch denotes expectations by Fitch of very low credit risk and very strong capacity for payment of financial commitments with respect to the Program; such capacity is not significantly vulnerable to foreseeable events. The credit rating is a statement of opinion and not a statement of fact and is subject to downward revisions or withdrawal at any time by the assigning rating agency. The credit rating (1) does not take into account market risk or the performance of the investment, and (2) is not a recommendation to buy, sell or hold the Notes.

FWP–7